# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Velos Acquisition I Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Park Avenue, 58th Floor, New York, New York (NY), 10166
Date of event which requires filing of this statement: 07/20/2026
Filed by CIK 0001816637
Persons authorized to receive notices and communications: Chinh E. Chu, 200 Park Avenue, 58th Floor, New York, New York (NY), 10166, 212-355-5515

## Reporting persons
- CC Capital GP, LLC (CIK 0001816637): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,908,225; shared voting power 0; sole dispositive power 2,908,225; shared dispositive power 0; aggregate amount beneficially owned 2,908,225 (12.39% of the class)
- Chinh E. Chu (CIK 0001306507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,908,225; shared voting power 0; sole dispositive power 2,908,225; shared dispositive power 0; aggregate amount beneficially owned 2,908,225 (12.39% of the class)
- CC Capital SP, LP (CIK 0001985306): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,908,225; shared voting power 0; sole dispositive power 2,908,225; shared dispositive power 0; aggregate amount beneficially owned 2,908,225 (12.39% of the class)
- CC Capital Ventures, LLC (CIK 0002070528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,908,225; shared voting power 0; sole dispositive power 2,908,225; shared dispositive power 0; aggregate amount beneficially owned 2,908,225 (12.39% of the class)
- CC MI7 SPV, LLC (CIK 0002070668): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,908,225; shared voting power 0; sole dispositive power 2,908,225; shared dispositive power 0; aggregate amount beneficially owned 2,908,225 (12.39% of the class)
- MI7 Sponsor, LLC (CIK 0002070680): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,908,225; shared voting power 0; sole dispositive power 2,908,225; shared dispositive power 0; aggregate amount beneficially owned 2,908,225 (12.39% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Velos Acquisition I Corp.
Address of issuer's principal executive offices: 200 Park Avenue, 58th Floor, New York, New York (NY), 10166
Comment:
This Amendment No. 4 amends and supplements the information set forth in the Schedule 13D, dated June 16, 2026, filed by CC Capital GP, LLC ("CC Capital GP"), Chinh E. Chu ("Mr. Chu"), CC Capital SP, LP ("CC Capital SP"), CC Capital Ventures, LLC ("CC Capital Ventures"), CC MI7 SPV, LLC ("CC MI7 SPV"), and MI7 Sponsor, LLC (the "Sponsor," and together with CC Capital GP, Mr. Chu, CC Capital SP, CC Capital Ventures, and CC MI7 SPV, the "Reporting Persons") with the United States Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 dated June 18, 2025, Amendment No. 2 dated July 9, 2025, and Amendment No. 3 dated June 16, 2026 (the "Schedule 13D"), relating to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of Velos Acquisition I Corp. (formerly, M3-Brigade Acquisition V Corp., the "Issuer").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended, supplemented, and superseded, as the case may be, to add the following:

The Information in Item 6 of the Schedule 13D is incorporated herein by reference.

On July 20, 2026, following redemptions made by shareholders in connection with the Issuer July 17, 2026, Meeting, the Sponsor converted all 7,187,500 of its Class B Ordinary Shares into Class A Ordinary Shares, that are to be treated as Founder Shares; i.e., that are not "Public Shares" as defined in the Issuer's Articles (such shares, as converted, the "Converted Shares").

Of these Converted Shares, a total of 4,279,275 Converted Shares were sold to certain investors pursuant to separate Securities Purchase Agreements by and among each Investor thereto and the Sponsor, ReserveOne, Inc., ReserveOne Holdings Inc. dated as of June 12, 2026.

On July 21, 2026, the Issuer issued a promissory note (the "July 2026 Note") to the Sponsor pursuant to which the Issuer can borrow up to an aggregate principal amount of $4,000,000 from the Sponsor. On July 21, 2026, the Issuer borrowed $3,500,000 under the July 2026 Note. The proceeds of the July 2026 Note will be used to pay off existing liabilities as of July 20, 2026, and for general working capital. The July 2026 Note bears no interest and is payable in full upon the consummation of the Company's initial business combination (the "Maturity Date"). A failure to pay the principal on the Maturity Date shall be deemed an event of default, in which case the July 2026 Note may be accelerated. If the Company does not consummate an initial business combination, the July 2026 Note will be repaid solely to the extent the Company has funds available outside the Trust Account. The foregoing description of the July 2026 Note does not purport to be complete and is qualified in its entirety by reference to the full text of the July 2026 Note, which is filed as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the filing of this Amendment No. 4, each of the Reporting Persons may be deemed to beneficially own 2,908,225 shares of Class A Ordinary Shares, which represents 12.39% of the Issuer's outstanding Ordinary Shares. The percentages used in the Schedule 13D are based upon 23,481,911 Class A Ordinary Shares outstanding, as of the close of business on July 20, 2026, as reported in the Issuer's Current Report on Form 8-K filed July 21, 2026. The Class A Ordinary Shares reported herein are directly held and beneficially owned by the Sponsor. Each of Mr. Chu, CC Capital GP, CC Capital SP, CC Capital Ventures, and CC MI7 SPV may be deemed to beneficially own the Class A Ordinary Shares directly held by the Sponsor due to their relationships with the Sponsor as described in Item 2(a) of the Schedule 13D. Such information regarding the relationships among the Reporting Persons in Item 2(a) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages of the Schedule 13D for each of the Reporting Persons are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 4 is incorporated herein by reference. Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of the Schedule 13D is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Promissory Note, dated July 20, 2026, incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed July 21, 2026.

## Signatures
- CC Capital GP, LLC: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member (07/22/2026)
- Chinh E. Chu: /s/ Chinh E. Chu, Chinh E. Chu, Self (07/22/2026)
- CC Capital SP, LP: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member, CC Capital GP, LLC, its General Partner (07/22/2026)
- CC Capital Ventures, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (07/22/2026)
- CC MI7 SPV, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (07/22/2026)
- MI7 Sponsor, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (07/22/2026)